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                                                               Exhibit 99(d)(25)

RIDER - OVERLOAN PROTECTION BENEFIT AGREEMENT

The Penn Mutual Life Insurance Company agrees, subject to the provisions of the Policy and this agreement, to provide the Overloan Protection Benefit described below.

This agreement is a part of the Policy to which it is attached. It is subject to all of the provisions of the Policy unless stated otherwise in this agreement.

OVERLOAN PROTECTION BENEFIT. This rider will prevent your policy from lapsing when, on any Monthly Anniversary, the outstanding indebtedness on the policy equals or exceeds (a) multiplied by (b), where:

(a) is the Cash Surrender Value minus the Monthly Deduction from the previous Monthly Anniversary; and
(b)  is the Specified Loan Percentage shown on the Policy Specifications Page.

If the above occurs, the policy will automatically become paid-up life insurance. The new Specified Amount of the Policy will be equal to the Policy Value, adjusted for a one-time Charge, multiplied by an attained age factor shown in the Table of Death Benefit Factors.

CONDITIONS. This benefit is subject to the following conditions:

(a)  The Insured's attained age is 75 or older;
(b)  The Policy has been in force for a minimum of 15 years; and
(c) The Amounts that may be withdrawn from the policy without the imposition of federal income tax must be taken as partial surrenders.

CHARGES. The one time Charge for this agreement is applied against the Policy Value when the benefit is exercised. This charge is shown on the Policy Specifications Page.

IMPACT OF POLICY AGREEMENT. When the benefit described in this agreement is exercised, the following changes will be made to the Policy:

(a) All variable accumulation values in the subaccounts will be transferred to the Fixed Account and will be credited with interest;
(b) If the Specified Amount does not include the Policy Value, it will be changed to include the Policy Value;
(c) Any outstanding indebtedness will remain and interest will continue to be applied to the indebtedness and credited to the Policy Loan Account;
(d)  No further Monthly Deductions will be taken;
(e) No additional premium payments, partial surrenders, or policy loans, or policy loan repayments will be allowed;
(f)  No further changes can be made to the policy;
(g) With the exception of the Option to Extend the Maturity Date agreement, all Supplemental Agreements attached to this policy will be terminated;
(h) The new Death Benefit upon the date of death of the insured will be the greater of (i) or (ii), where:
     (i)  The Specified Amount of the paid-up life insurance; or
     (ii) The appropriate attained age factor shown on the Policy Specifications Page multiplied by the greater of the Policy Value or the outstanding indebtedness.

TERMINATION OF AGREEMENT.  This agreement will terminate upon:

(a)  Lapse, surrender, or maturity of this policy; or
(b)  Date of death of the Insured; or
(c) Date of a policy loan that causes outstanding indebtedness which equals or exceeds (i) multiplied by (ii) where:
     (i) is the Cash Surrender Value minus the Monthly Deduction from the previous Monthly Anniversary; and
     (ii) is the Specified Loan Percentage shown on the Policy Specifications Page; or
(d) the Monthly Anniversary which coincides with or next follows receipt by the Company of a written request to terminate this agreement.

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RIDER - OVERLOAN PROTECTION BENEFIT AGREEMENT (CONTINUED)

EFFECTIVE DATE. The effective date of this agreement is the same as the Date of Issue of this Policy unless another effective date is shown below.

The Penn Mutual Life Insurance Company

/s/ Richard Plush

Vice President and Chief Actuary